UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

CapLease, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

140288101

(CUSIP Number)

GGC Opportunity Fund Management, L.P.

One Embarcadero Center, 39th Floor

San Francisco, CA 94111

Attn: David Dominik

Kirkland & Ellis LLP

555 California Street

San Francisco, CA 94104

Attn: Stephen D. Oetgen

(415) 439-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140288101
(1)	Name of reporting person GGC Opportunity Fund Management, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,144,654 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,144,654 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,144,654 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.6%*
(14)	Type of reporting person PN

*	As reported on the most recently filed 10-K of the Issuer, 53,429,211 shares of common stock were outstanding as of February 24, 2010.

CUSIP No. 140288101
(1)	Name of reporting person GGC Public Equities Opportunities, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,144,654 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,144,654 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,144,654 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.6%*
(14)	Type of reporting person PN

*	As reported on the most recently filed 10-K of the Issuer, 53,429,211 shares of common stock were outstanding as of February 24, 2010.

CUSIP No. 140288101
(1)	Name of reporting person GGC Public Equities Opportunities Blocker Corporation, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,144,654 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,144,654 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,144,654 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.6%*
(14)	Type of reporting person CO

*	As reported on the most recently filed 10-K of the Issuer, 53,429,211 shares of common stock were outstanding as of February 24, 2010.

CUSIP No. 140288101
(1)	Name of reporting person Golden Gate Capital Opportunity Fund, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,144,654 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,144,654 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,144,654 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.6%*
(14)	Type of reporting person PN

*	As reported on the most recently filed 10-K of the Issuer, 53,429,211 shares of common stock were outstanding as of February 24, 2010.

CUSIP No. 140288101
(1)	Name of reporting person GGC Opportunity Fund Management GP, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,144,654 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,144,654 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,144,654 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.6%*
(14)	Type of reporting person CO

*	As reported on the most recently filed 10-K of the Issuer, 53,429,211 shares of common stock were outstanding as of February 24, 2010.

CUSIP No. 140288101
(1)	Name of reporting person David C. Dominik
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,144,654 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,144,654 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,144,654 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.6%*
(14)	Type of reporting person IN

*	As reported on the most recently filed 10-K of the Issuer, 53,429,211 shares of common stock were outstanding as of February 24, 2010.

CUSIP No. 140288101
(1)	Name of reporting person Jesse T. Rogers
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,144,654 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,144,654 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,144,654 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.6%*
(14)	Type of reporting person IN

*	As reported on the most recently filed 10-K of the Issuer, 53,429,211 shares of common stock were outstanding as of February 24, 2010.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (“Common Stock”), of CapLease, Inc., a Maryland corporation (“CapLease” or the “Issuer”). The principal executive offices of CapLease are located at 1065 Avenue of the Americas 19th Floor, New York, NY 10018.

Item 2.	Identity and Background.

(a) – (c) This Statement is jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): GGC Public Equities Opportunities, L.P. (“GGC Public Equities”), GGC Public Equities Opportunities Blocker Corporation, Ltd. (“GGC Public Equities Blocker”), Golden Gate Capital Opportunity Fund, L.P. (“GGC Opportunity Fund”), GGC Opportunity Fund Management, L.P. (“GGC Opportunity Fund Management”), GGC Opportunity Fund Management GP, Ltd. (“GGC Opportunity Fund Management GP”), David C. Dominik and Jesse T. Rogers (collectively, the “Reporting Persons”). Messrs. Dominik and Rogers are the Principal Managing Directors of GGC Opportunity Fund Management, GP, which in turn is the sole general partner of GGC Opportunity Fund Management, which in turn is the sole general partner of GGC Opportunity Fund, which in turn owns a controlling equity interest in GGC Public Equities Blocker, which in turn is the sole general partner of GGC Public Equities. As a result, each of GGC Public Equities, GGC Public Equities Blocker, GGC Opportunity Fund, GGC Opportunity Fund Management, GGC Opportunity Fund Management GP and Messrs. Dominik and Rogers may be deemed, pursuant to Rule 13d-3 of the Exchange Act, to be the beneficial owners of all the shares of Common Stock held by GGC Public Equities. However, neither this filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-3 of the Exchange Act. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

Mr. Dominik’s home address is 2733 Teton Pines Drive, Wilson, Wyoming 83014. Mr. Rogers’ home address is 278 Park Lane, Atherton, California 94027. The principal business address for each of GGC Opportunity Fund Management GP, GGC Opportunity Fund Management, GGC Opportunity Fund, GGC Public Equities Blocker and GGC Public Equities is One Embarcadero Center, 39th Floor, San Francisco, California 94111.

The principal occupation of each of Messrs. Dominik and Rogers is to serve as a Principal Managing Director of GGC Opportunity Fund Management GP. The principal business of GGC Opportunity Fund Management GP is to act as the general partner of GGC

Opportunity Fund Management. The principal business of GGC Opportunity Fund Management is to act as the general partner of various investment funds, including GGC Opportunity Fund. The principal business of GGC Opportunity Fund is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of GGC Public Equities Blocker is to act as the general partner of GGC Public Equities. The principal business of GGC Public Equities is that of a private investment fund engaging in the purchase and sale of investments for its own account.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of GGC Opportunity Fund Management GP, GGC Opportunity Fund Management, GGC Opportunity Fund, GGC Public Equities Blocker and GGC Public Equities is organized under the laws of the Cayman Islands. Messrs. Dominik and Rogers are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons are all affiliated with GGC Opportunity Fund, which is a private equity fund formed for the purpose of making investments for its own account. The source of funds is capital committed by the limited partners of GGC Opportunity Fund and its related co-investment funds (Golden Gate Capital Opportunity Fund-A, L.P., GGCOF Co-Invest, L.P. and GGCOF Third-Party Co-Invest, L.P., none of which has a controlling interest in GGC Public Equities or GGC Public Equities Blocker), who are not themselves necessarily affiliates of the funds.

Item 4.	Purpose of Transaction.

The Issuer’s Common Stock was purchased by GGC Public Equities for investment purposes.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) On March 24, 2010, GGC Public Equities entered into an agreement to acquire 3,144,654 shares of Common Stock of the Issuer, representing approximately 5.6% of the Issuer’s outstanding Common Stock. The percentage share of Common Stock reported to be owned by the Reporting Persons is based upon 56,573,865 shares outstanding, which is the sum of 53,429,211, the total number of shares of Common Stock outstanding as of February 24, 2010, as reported in the Issuer’s Form 10-K filed with the Commission on March 4, 2010, plus 3,144,654, the total number of shares of Common Stock acquired from the Issuer by GGC Public Equities after such date.

As a result of the relationships described in this Statement, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock owned by GGC Public Equities. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the shares of Common Stock acquired by GGC Public Equities, that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) On March 24, 2010, GGC Public Equities entered into a definitive agreement with the Issuer to acquire 3,144,654 shares of Common Stock from the Issuer for a purchase price of $4.77 per share. On March 30, 2010, GGC Public Equities delivered the purchase price to the Issuer and the Issuer delivered 3,144,654 shares of Common Stock to GGC Public Equities.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Undertaking dated as of April 5th , 2010 by and among GGC Public Equities Opportunities, L.P., GGC Public Equities Opportunities Blocker Corporation, Ltd., Golden Gate Capital Opportunity Fund, L.P., GGC Opportunity Fund Management, L.P., GGC Opportunity Fund Management GP, Ltd., David C. Dominik and Jesse T. Rogers

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 5, 2010

GGC Public Equities Opportunities, L.P.

By:	GGC Public Equities Opportunities Blocker Corporation, Ltd.
Its:	General Partner

By:	/S/ DAVID C. DOMINIK
David C. Dominik
Director

GGC Public Equities Opportunities Blocker Corporation, Ltd.

By:	/S/ DAVID C. DOMINIK
David C. Dominik
Director

Golden Gate Capital Opportunity Fund, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/S/ DAVID C. DOMINIK
David C. Dominik
Director

GGC Opportunity Fund Management, L.P.

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/S/ DAVID C. DOMINIK
David C. Dominik
Director

GGC Opportunity Fund Management GP, Ltd.

By:	/S/ DAVID C. DOMINIK
David C. Dominik
Director

/S/ DAVID C. DOMINIK
David C. Dominik

/S/ JESSE T. ROGERS
Jesse T. Rogers